FPB BANCORP, INC.

November 22, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	FPB Bancorp, Inc.
Post Effective Amendment No. 2 to Registration Statement on Form S-1
File Number 333-167106
Filed November 15, 2010

Ladies and Gentlemen:

We are writing in response to your letter dated November 19, 2010, in which you ask four questions regarding FPB Bancorp, Inc.’s above-referenced registration statement. Today, FPB filed a Form S-1/A which addresses each of those questions or comments and our responses to each of those is set forth below.

Post Effective Amendment No. 2 to Registration Statement on Form S-1

1.	Please revise the cover page to indicate your current capital ratios as they relate to your requirements under the Consent Order as well as your estimate of the additional capital necessary to attain your required capital levels.

Response: We have revised the cover page to include the requested information.

Explanatory Note

2.	Please revise this section to indicate that you have also filed this amendment in order to increase the minimum number of units that you must receive subscriptions for form 250,000 units to at least 750,000 units.

Response: We have revised the Explanatory Note to address the minimum offering size.

Impaired Loans, page 6

3.	Please revise the narrative in this section to include the staff of the aggregate amount of loans at September 30, 2010 and December 31, 2009, that were neither non-performing nor troubled debt restructurings, but that had the loan term extended.

Response: We have revised the disclosure on page 5 to include the requested information.

Additional Sources of Capital, page 8

4.	Please revise this section to disclose that you still do not have any plans, arrangement and/or understandings related to your equity line” program, or revise as discussed in our comment seven of our letter dated June 9, 2010.

Response: We have expanded the disclosure on page 8 to include this information.

We trust that the foregoing addresses the questions and comments contained in your letter. Please do not hesitate to contact us if you have any additional comments or questions.

Sincerely, FPB BANCORP, INC.

/s/ David W. Skiles
David W. Skiles Chief Executive Officer